LIMITED LIABILITY COMPANY OPERATING AGREEMENT

of

SPRING ROCK HOLDINGS LLC

A New Mexico Limited Liability Company

THE MEMBERSHIP INTERESTS EVIDENCED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 506 PROMULGATED THEREUNDER AND HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE STATE SECURITIES LAWS OF ANY RELEVANT JURISDICTION IN WHICH THE MEMBERSHIP INTERESTS HAVE BEEN OFFERED AND SOLD PURSUANT TO APPLICABLE EXEMPTION THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION ARE AVAILABLE. IN ADDITION, THE SALE, TRANSFER OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS EVIDENCED HEREBY OR ANY INTEREST THEREIN ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT

OF

SPRING ROCK HOLDINGS LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of Spring Rock Holdings, LLC, a New Mexico limited liability company (the "Company"), dated as of <u>June 5, 2020</u> (the "Effective Date"), is entered into among the Company, Six Sigma Quantitative, LLC Series 1, a Wyoming Limited Liability Company, (the "Class A Member" and "Manager")) and the Class B Members (the "Class B Members" and together with the Class A Members, the "Members"), whose names and address are set forth on Exhibit A attached hereto. (The Members and the Company are each individually referred to herein as a "Party" and collectively, the "Parties").

ARTICLE I

DEFINITIONS

As used in this Operating Agreement, the following terms are to have the meaning as stated below:

"Admission" means the admission of the entire issued share capital of the Holding Company to trading on AIM and such admission becoming effective.

"Affiliate" means with respect to any entity, (a) a Person directly or indirectly controlling, controlled by, or under common control with such entity; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of such entity; and (c) a shareholder, officer, director, partner, trustee, member, manager, or employee of such entity or any Person referred to in subsections (a) or (b). The Affiliate of a Person's Affiliate is also that Person's Affiliate.

"Capital Account" means, as of any date, the capital account maintained for each Member in accordance with the provisions of Article VIII.

"Capital Contribution" means the amount of money and/or the agreed upon fair market value of property as set forth on Exhibit A contributed to the Company by a Member or such Member's predecessor in interest on the date of contribution net of liabilities that the Company is considered to assume or to be subject to under Section 752 of the Code.

"Class A Member" means any Member holding Class A Units and includes any Person admitted as an additional Class A Member after the date hereof or a substitute Class A Member.

"Class A Units" means Units having the rights and obligations specified for Class A Units in this Agreement.

"Class B Member" means any Member holding Class B Units and includes any Person admitted as an additional Class B Member after the date hereof or a substitute Class B Member.

"Class B Units" means Units having the rights and obligations specified for Class B Units in this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Disposition" means, with respect to specified securities, a sale, assignment, transfer, exchange, bequest, gift, pledge, encumbrance, attachment, conversion or other disposition in any manner, whether voluntary or involuntary, or by operation of law (such as upon death or bankruptcy or in connection with a decree of divorce) or otherwise.

"Fiscal Year" means the calendar year ending on December 31st or such other annual accounting period as may be established by the Manager.

"Holding Company" means a company to be formed for the purpose of acquiring certain rights in the Class A Member.

"Initial Cost" means, with respect to a Class B Unit, the purchase price paid for such Class B Unit pursuant to the applicable Member's Subscription Agreement.

"Liquidation Event" means, one or a series of related transactions, events or occurrences resulting in (i) the liquidation, dissolution or winding up of the Company; (ii) the sale, exchange or other transfer of all or substantially all of the assets or outstanding Units of the Company; or (iii) any merger, consolidation, reorganization, or other business transfer or combination of the Company or series of such transactions, as a result of which the Members of the Company prior to such transaction are not in control of the surviving entity.

"Operating Expenses" means all ongoing expenses incurred for the benefit of the Company, whether incurred directly by the Company, the Manager and/or its Affiliates, or by third-party providers, including without limitation (i) legal, audit and accounting expenses (including audit, and financial statement or tax preparation services provided by the Manager, its Affiliates or firms affiliated with the Manager or its Affiliates, and costs of licensing or purchasing accounting software); (ii) bank charges; (iii) costs of holding Member Meetings; (iv) all transaction fees and costs related to the purchase and sale of assets incident to carrying out the purposes of the Company, including, but not limited to, real estate commissions paid to third parties and to the Manager; (v) the Asset Management Fee; (vi) the Property Management Fee; (vii) the Disposition Fee; (viii) expenses incurred in conducting a due diligence investigation of any real property or potential investment assets, including, but not limited to, the costs of appraisals, engineering reports, environmental assessments and other reports, third party consulting fees and related travel expenses; (ix) legal fees, consulting fees, reporting fees, travel and other out-of-pocket expenses relating to the acquisition, holding, refinancing and disposition of any real property or other assets acquired by the Company, and any other transaction involving any real property or assets acquired by the Company (whether or not consummated) and extraordinary expenses, including but not limited to indemnification and litigation, custodian fees, taxes, and insurance; (x) construction management costs and reimbursements; (xi) all other costs and expenses incurred by the Manager or its Affiliates in connection with the operation of the Company, including, but not limited to, the cost of director and officer liability insurance and other insurance policies, and (xii) property taxes, insurance, maintenance and repair, association fees, financing and interest charges, as well as other operating expenses.

"Organizational Expenses" means the costs and expenses incurred by the Manager or its Affiliates, in connection with the formation and organization of the Company, the preparation of this Agreement, and the preparation, administration and marketing of the offering documents for the marketing and sale of Membership Interests in the Company (including, but not limited to, legal, accounting, filing, private placement fees, broker's fees, underwriting fees, crowd fund platform fees and transfer agent fees).

"Permitted Disposition" means (a) any Disposition of Company securities to another Member, or to a trust, partnership, limited liability company or other entity of which any Member is the controlling partner, member or equity owner (it being expressly agreed that if the Member shall at any time no longer be the controlling partner, member or equity owner of such entity, it shall be deemed a Disposition hereunder at the time of such change of control), (b) with respect to a Member that is an entity, a disposition of Units by the entity to some or all of the owners of equity interests in such entity, (c) any Disposition of Company securities made for bona fide estate planning purposes, either during the Member's lifetime or on death by will or intestacy to his spouse, child (natural and adopted), or any other direct lineal descendant of the Member (or his spouse) (all of the foregoing collectively referred to as "Family Members"), or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by the Member or any such Family Members, or (d) the succession to a Member's Units by the immediate legal successor or representative of such Member upon the termination, dissolution or bankruptcy of a Member, subject to the terms, conditions and restrictions of this Agreement, in each case, the Member making such Permitted Disposition shall comply with the applicable requirements.

"Person" means an individual, proprietorship, trust, estate, personal representative, partnership, joint venture, association, limited liability company, corporation, or other entity.

"Regulations" means the Federal income tax regulations (final or temporary) issued under the Code, as amended from time to time.

"Subscription Agreement(s)" shall mean those certain Class B Unit Subscription Agreements, dated on or about the date hereof by and among, the Company and each of the Class B Members.

"Unit(s)" means the indicia of a Member's ownership of limited liability company interests in the Company as set forth on Exhibit A hereto. Units maybe expressed in whole or fractions.

"Use of Proceeds Agreement" means that certain Use of Proceeds Agreement, dated on or about the date hereof, by and between the Company and the Class A Member.

ARTICLE II

ORGANIZATION

2.1. Name. The name of the Company is Spring Rock Holdings, LLC. The business of the Company may be conducted under such trade or fictitious names permitted by the New Mexico Limited Liability Company Act (as amended from time to time, the "Act") as the Manager may determine.

2.2. Formation. The Company was formed pursuant to its certificate of formation (the "Certificate of Formation") filed on the January 14, 2020, with the Secretary of State of the State of New Mexico, pursuant to and in accordance with the Act. This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Act) of the Company and amends, restates and supersedes the Original Agreement in its entirety.

2.3. Office of the Company. The principal business office of the Company is to be located at such location as may be determined by the Manager, and as the Manager may determine to relocate from time to time.

2.4. Registered Agent. The registered agent of the LLC shall be determined by the Manager who shall also possess the power to remove or replace a currently serving LLC registered agent.

2.5. <u>Purposes</u>. The purposes of the Company are to engage in any business or activity permitted under the Act and any other applicable laws, and to engage in all actions necessary, convenient or incidental to the foregoing.

2.6. <u>No State Law Partnership</u>. The Company is a New Mexico limited liability company that will be treated as a partnership only for federal income tax purposes, and if applicable, state tax purposes, and no Member shall be deemed to be a partner or joint venturer of any other Member, for any purposes other than federal income tax purposes and, if applicable, state tax purposes, and this Agreement shall not be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.7 <u>Qualification in Other Jurisdictions</u>. The Manager shall cause the Company to be qualified, formed or registered under assumed or fictitious names or other limited liability company statutes or similar laws in any jurisdiction in which the Company owns property, transacts business or takes any and all other actions in connection with the purposes if and to the extent that such qualification, formation or registration is necessary in order to protect the limited liability of the Members or to permit the Company lawfully to own property or to transact business. The Manager shall execute, file and publish all such certificates, notices, statements or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions in which the Company elects to do business or to maintain the limited liability of the Members.

ARTICLE III

MEMBERS

3.1 <u>Units: Member Schedule</u>. The respective, names, addresses, aggregate Capital Contributions and the number and type of Units and percentage interests of the Members are as set forth on Exhibit A attached hereto (the "Member Schedule"), which may be updated from time to time by the Manager, without further action by the Members, to reflect changes in the information thereon that occur pursuant to the Use of Proceeds Agreement and this Agreement and that otherwise are not in violation of the terms of this Agreement or the Act. The Company and each Member each acknowledges that (a) the respective Units held by each Member as set forth on the Member Schedule (as in effect on the Effective Date) were issued to such Member, and such Member was admitted as a member of the Company on or prior to the Effective Date and (b) each Member's aggregate Capital Contributions as set forth in the Member Schedule represent the amount of cash and the fair market value of property other than cash that such Member has contributed to the Company in the aggregate as of the Effective Date in exchange for that amount of Units as set forth opposite such Members name on the Member Schedule.

3.1.1 <u>Membership Interests</u>. The Company shall have two authorized classes of Membership Interests, consisting of Class A Membership Interests and Class B Membership Interests.

3.2 <u>Voting Rights of Members</u>. The management of the Business and affairs of the Company shall be vested exclusively in, and is hereby delegated by the Members to, the Manager. Class A Units shall be voting units with each Class A Unit having one (1) vote per Class A Unit. Class B Units shall be voting units with each Class B Unit having one (1) vote per Class B Unit and the Class B Members shall have no rights to manage or control the Company. Class B Members understand, acknowledge and agree that they have no right to manage or control the Company or to limit the discretion of the Manager in this regard.

3.3 No Third-Party Beneficiaries. The provisions of this Agreement relating to the financial obligations of Members are not intended to be for the benefit of any creditor or other Person (except for Members) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members, and, except for Members, no creditor or other person shall obtain any right under any of such provisions or shall by reason of any of such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

3.4. Outside Interests of the Members. Each Member acknowledges and agrees that, except and to the extent restricted by independent agreements between or among one or more Members of the Company, the Members and their affiliates may invest in and/or possess an interest in other business ventures of any nature and description, independently or with others, and neither the Company nor any of such other Members shall have any right by virtue of this Agreement in or to any such investment or interest of the Members or their affiliates to any income or profits derived therefrom.

3.5. Issuance of Units. Subject to the discretion of the Manager, the Company is authorized to issue an unlimited number of Class A Membership Interests and Class B Membership Interests. In addition, the Manager in its sole discretion, may create new classes of Units with respect to authorized but unissued Units and establish the rights and preferences thereunder.

ARTICLE IV

MANAGER

4.1. Power and Authority of the Manager. The Manager shall (i) exercise complete and exclusive control of the management of the Company's business and affairs, and (ii) have the right, power and authority on behalf of the Company, and in its name, to exercise all of the rights, powers and authorities of the Company under the Act. The initial Manager of the Company shall be the Class A Member and as an authorized person within the meaning of the Act, is hereby authorized to sign, deliver and file, or cause the execution, delivery and filing of, any amendments to and/or restatements of the Certificate of Formation and any other certificates (and any amendments thereto and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

4.2. Written Consents. Any action may be taken without a meeting if the Manager consents in writing, setting forth the actions that are taken, is signed either before or after such action by the Manager as required to approve such action and delivered to the Company for inclusion in the Company's records. Such actions shall be effective when the Manager signs the consent, unless the consent specifies a different effective date, in which case the action taken shall be effective on the date specified therein. Any such consent shall have the same force and effect as a vote of the Manager at a meeting.

4.4. Company Officers. The Manager may appoint a President or Chief Executive Officer, a Chief Financial Officer, Vice Presidents, a Secretary, a Treasurer, and such other officers as they shall deem necessary to perform the duties assigned to officers of the Company by the Manager. Any person may hold two or more offices. The officers of the Company shall have such authority to perform such duties in the management of the Company as may be provided in any employment agreements to which the Company and such officers are parties or as determined by resolution of the Manager, in each case to the extent not inconsistent with this Agreement. The appointment of an officer shall not of itself create any contract rights in favor of the officer, and, subject to the terms of any employment agreement to which the Company and any officer of the Company are parties, any officer of the Company may be removed summarily with or without cause, at any time, by the Manager. All officers shall hold office until their successors are appointed unless sooner removed from office as provided below or there is a resignation. Vacancies shall be filled by the Manager. The initial Chairman and Chief Executive Officer shall be Aaron S. Lukse.

4.5. Third Party Reliance. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Manager and duly appointed officers, subject only to the express limitations set forth in this Agreement or by law.

4.6. No Duty to Consult. Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members in connection with the conduct of the business of the Company.

4.7. Duties of the Manager. The Manager will devote such time, effort and skill in the management of the Company's business affairs as it deems necessary and proper for the Company's welfare and success. The Manager may engage in and/or possess an interest in other business ventures of any nature or description, independently or with others, and neither the Company nor its Members will have any right by virtue of this Agreement in or to any independent venture of the Manager or any income or profits derived therefrom.

4.8. Compensation and Reimbursement of Manager. In consideration for the services rendered to the Company by the Manager, and in addition to the distributions, the Manager shall be compensated or reimbursed as follows:

4.8.1. Organizational Expenses. The Company shall pay or reimburse the Manager and its Affiliates for all Organizational Expenses.

4.8.2. Due Diligence Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Manager shall be entitled to receive an amount equal to four percent (4%) of the total price for the real property as a fee for due diligence expenses (the "Due Diligence Fee"), and is payable for diligence efforts regardless of actual closed acquisitions. The Due Diligence Fee is a figure that includes the Expenses associated with real property due diligence efforts regardless of closed acquisitions. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.3. Management Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Company shall pay to the Manager a monthly fixed fee (the "Management Fee") as compensation for its services to the Company Fund in an amount equal to 1/12th of seven percent (7%) of the Capital Account balances of each Interest (excluding the Interests of the Class A Member) as of the Business Day immediately preceding the first calendar day of each month, taking into consideration any subscriptions for such month and any withdrawals (redemptions) for the preceding month. The Management Fee will be payable monthly in advance as soon as practicable following the first day of each month to which it relates. If additional Capital Contributions are made other than at the beginning of a month or if amounts are permitted to be withdrawn (redeemed) other than at the end of a month, the Management Fee will be appropriately prorated to reflect such addition or withdrawal (redemption). The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.4. Acquisition Fees. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Manager shall receive an acquisition fee equal to five percent (5%) of the purchase price and budgeted capital improvements of any properties purchased by the Company, which shall be paid at the closing of the acquisition of any property. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.5. Property Management Fees. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Company shall pay to the Manager a Property Management Fee, equal, on an annualized basis, to seven percent (7%) of the purchase price of the properties the Company holds (the "Property Management Fee""). The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.6. Disposition or Refinance Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, upon the sale or refinance of any of the properties or other assets, the Manager shall receive a fee equal to three percent (3%) of the total sales price of such properties or assets, or a fee equal to 3% of the new loan amount. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.7. Operating Expenses. The Manager and/or its Affiliates will provide routine business services. The Company shall pay, or reimburse the Manager or its Affiliates, as applicable, for all other Operating Expenses incurred for the benefit of the Company, whether incurred directly by the Company, the Manager and/or its Affiliates, or by third-party providers.

4.8.8. Seller Finance Consulting Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, in the event of any seller financing, the Company shall pay to the Manager a seller finance consulting fee equal to seven percent (7%) of the amount available under the seller financing. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.9. Seller Finance Management Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Company shall pay the manager fees in an amount equal to 1/12th of 7 percent (7%) of gross interest, principal, charges, fees and any other payments from seller financed properties per annum. The fee will be payable monthly in advance as soon as practicable following the first day of each month to which it relates. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.8.10. Loan Coordination Fee. To the extent permissible by the law of the jurisdiction in which the Company is or is seeking to conduct its Purposes, the Company shall pay the manager fees in an amount equal to two percent (2%) of the total committed value of a Loan originated or refinanced. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

4.9 <u>Limitation on Liability</u>. The Manager and/or its Affiliates shall not be liable for any acts or omissions in the performance of their duties except for acts or omissions involving willful misconduct in bad faith. No amendment or repeal of this paragraph shall adversely affect any of the rights or protection afforded to a Manager or for or with respect to any acts or omissions of such Manager occurring prior to such amendment or repeal.

ARTICLE V

LIMITATION OF LIABILITY

5.1. <u>Exculpation</u>. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are and will be solely the debts, obligations and liabilities of the Company, and no Members will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company. This <u>Section 5.1</u> shall survive the termination of this Agreement.

ARTICLE VI DISTRIBUTIONS

6.1. <u>Distributions</u>. The Manager shall be permitted to make determinations regarding the amounts and timing of distributions. Upon such determinations by the Manager, the Company shall make such distributions, to the Members pro rata in accordance with each Member's percentage interests, as set forth on the then current Member Schedule. The foregoing distributions may be made without regard to the balances in the Capital Accounts of the Members at the time of distribution.

6.2. <u>Withholding</u>. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this <u>Article VI</u> for all purposes of this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

6.2. <u>Distribution of Cash Flow and Other Cash</u>. The Manager shall have the sole discretion to determine if and when Distributions shall be made.

> 6.1.1. <u>Distribution of Cash Flow from Operations</u>. If the Manager distributes Cash Flow from Operations, the same shall be distributed or paid: sixty percent (60%) to the Class B Member (pro rata in proportion to their aggregate Capital Contributions) and forty percent (40%) to the Class A Member.

> 6.1.2. <u>Distribution of Cash Flow from Sales</u>. If the Manager distributes Cash Flow from Sales, the same shall be distributed: sixty percent (60%) to the Class B Member (pro rata in proportion to their aggregate Capital Contributions) and forty percent (40%) to the Class A Member.

6.3 <u>Restrictions on Distributions</u>.

(a) No distribution shall be made to any Member to the extent that such distribution would (i) cause or increase an Excess Deficit Balance in such Member's Capital Account as of the end of the taxable year of such distribution, or (ii) violate Section 18-607 of the Act, or (iii) not have the prior written approval of the Distribution Advisor if that position if filled hereunder.

(b) In determining if and the extent to which a distribution to a Member would cause or increase an Excess Deficit Balance in such Member's Capital Account, the Company's taxable year shall be deemed to close as of the end of the day of such distribution, and such Member's Excess Deficit Balance, if any, as of the end of such taxable year shall be determined after taking into account any allocations or other adjustments to such Capital Account for such deemed taxable year. Any amount that would otherwise be distributable to a Member but that is not distributed shall be retained by the Company as a Company asset, and shall be distributed to such Member at such time as such distribution would not contravene such limitation.

6.4 Withholding. The Company is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local or foreign government any amounts required to be withheld with respect to any Member pursuant to any provisions of federal, state, local or foreign law. All amounts so withheld shall be treated as amounts distributed to the Members. To the extent any amount withheld with respect to a Member for any year exceeds the amount distributable to such Member, such Member shall repay such excess to the Company within ten (10) days after written demand therefor from the Company.

6.5 Allocation of Net Profits and Net Losses. After taking into account any special allocations and subject to any limitations contained therein, Net Profits or Net Losses for any year or portion thereof shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed to the Members immediately after making such allocation.

6.6 Special Allocations.

(a) Items of taxable income, gain, loss and deduction with respect to property of the Company that has a Carrying Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance with the principles of Section 704(c) of the Code and Regulations Section 1.704-1(b)(4)(i). The Manager may select any reasonable method or methods for making such allocations including, without limitation, any method described in Regulations Sections 1.704-3(b), (c), or (d). In the event the Carrying Value of any Company property is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Carrying Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(b) In the event that any Member unexpectedly receives any adjustment, allocation, or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4)-(6) ("Reduction Items") that, after taking into account all other allocations and adjustments under this Agreement, results in a deficit balance in such Member's Capital Account as of the end of the taxable year in excess of that amount, if any, that such Member is treated as obligated to restore to the Company pursuant to Regulations Sections 1.704-

1(b)(2)(ii)(c) or (h), 1.704-2(g)(1), or 1.7042(i)(5) (an "Excess Deficit Balance"), then items of income and gain for such year (and, if necessary, subsequent years) will be reallocated to each such Member in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible. Solely for purposes of computing such Excess Deficit Balance, the Member's Capital Account shall be reduced by the amount of any Reduction Items that are reasonably expected as of the end of such taxable year.

(c) Notwithstanding any other provisions of this Agreement, nonrecoursedeductions (within the meaning of Regulations Sections 1.704-2(b)(1) and (c)) shall be allocated among the Members on a pro rata basis based on the number of Units held by each. If there is a net decrease in partnership minimum gain (as defined in Regulations Section 1.704-2(d)) for any taxable year of the Company, then before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for succeeding years) to the extent required by Regulations Section 1.704-2(f).

(d) Notwithstanding any other provisions of this Agreement, all partner nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(i)(1) and (2)) for each taxable year of the Company shall be allocated to the Members who bear the economic risk of loss with respect to the debt giving rise to such deductions, in accordance with Regulation Section 1.704-2(i). If there is a net decrease in partner nonrecourse debt minimum gain (within the meaning of Regulation Section 1.704-2(i)(3)) for any taxable year of the Company, then after taking into account allocations but before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) to the extent required by Regulations Section 1.704-2(i)(4).

(e) Notwithstanding any other provisions of the Agreement, no loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Excess Deficit Balance in the Capital Account of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase Excess Deficit Balances in the Capital Accounts of such other Members.

The allocations (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-1(b). Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Profits, Net Losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain, and (ii) partner nonrecourse deductions shall not be taken into account except to the extent that there would have been a reduction in partnership minimum gain if the loan to which such deductions are attributable was not made or guaranteed by a Member.

(g) Tax credits shall be allocated among the Members in accordance with Regulations Section 1.704-1(b)(4)(ii).

(h) If during any taxable year of the Company there is a change in any Member's Membership Interest in the Company, allocations of income or loss for such taxable year shall take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Code.

(i)   If and to the extent that any distribution of unrealized receivables and inventory items within the meaning of Regulations Section 1.751-1(a)(1) ("Section 751 Property") to a Member in exchange for property other than Section 751 Property is treated as a sale or exchange of such Section 751 Property by the Company pursuant Regulations Section 1.7511(b)(2), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member. If and to the extent that any distribution of property other than Section 751 Property to a Member in exchange for Section 751 Property is treated as a sale or exchange of such other property by the Company pursuant to Regulations Section 1.7511(b)(3), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member.

ARTICLE VII

TRANSFER OF MEMBER INTEREST

7.1. <u>Restrictions on Transfer</u>.

7.1.1. <u>Generally</u>. A Disposition of all or any part of a Member's Units, other than a Permitted Disposition, may not be made except as specifically set forth in this <u>Article VII</u>. Any attempted Disposition of a Member's Units not specifically authorized herein shall be invalid, null and void ab initio.

7.1.2. <u>Effect of Transfer</u>. A Member who has made a Disposition of all or any portion of his Units in accordance with the provisions of this <u>Article VII</u> shall cease to have any right or entitlement to (i) share in the distributions of the Company in respect of such transferred Units, (ii) share in the tax allocations in respect of such transferred Units, or (iii) hold or vote any Units corresponding to such transferred Units.

7.1.3. <u>Transfer Requirements</u>. Other than a Permitted Disposition (which shall be expressly allowed if otherwise in compliance with this <u>Section 7.1.3</u>), a Member shall not make or permit a Disposition of all or any portion of its Units or make or permit any filing, election or other action which could result in a deemed Disposition of such Units without the prior written consent of the Manager (an "<u>Authorized Disposition</u>"), which consent may be withheld in the sole discretion of the Manager. In connection with any Disposition, including any Permitted Disposition, the Manager may require: (i) an opinion of counsel, satisfactory to the Manager, that the registration of the Unit(s) is not required under the Securities Act of 1933, as amended, or any applicable state securities laws and that such Disposition (either considered alone or in the aggregate with prior transfers by the Members) will not result in the termination of the Company for federal income tax purposes; and (ii) a written agreement from the Person to whom the Disposition of the Units is made, acceptable to the Manager, that such Person will be bound by, and will take such Units subject to, the obligations, conditions and restrictions hereunder as same applies to Members or their Units. Notwithstanding anything to the contrary, in the event of a Permitted Disposition, the Member making such Permitted Disposition shall provide the Manager with written notice of the Permitted Disposition at least five (5) business days prior to the effective date of the Permitted Disposition detailing the number of Units being transferred, the name and address of the transferee, and the allocated Capital Account being transferred to the transferee.

7.1.4. <u>Continuation of Restrictions on Successors</u>. Notwithstanding anything to the contrary in this <u>Section 7.1</u>, the restrictions of this <u>Section 7.1</u> shall apply to any further Disposition of Units by a successor to any Units to the same extent that, under the circumstances, such restrictions would have applied to the terminated, dissolved, bankrupt or otherwise transferring Member. Upon notice of demand from the Manager, such successor shall execute a written agreement satisfactory to the Manager acknowledging that such Person shall be bound by, and take the applicable Units subject to, the obligations, conditions and restrictions of this Agreement as same applies to Members and their respective Units.

Section 7.1.5 <u>Transfer and Assignment</u>. No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or part of the Member's Membership Interest except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Act) as the Manager determine in his sole discretion. Transfers in violation of this agreement shall only be effective to the extent set forth in the agreement. After consummation of any transfer of part of a Membership Interest, the Membership Interest so transferred shall continue to be subject to this Agreement and any further transfers shall be required to comply with this Agreement.

Section 7.2. <u>Further Restrictions on Transfer</u>. In addition to other restrictions in this Agreement, no Member shall transfer, assign, convey, sell, encumber or in any way alienate all or part of the Member's Membership Interest: if the Membership Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Membership Interests sold or exchanged in the preceding twelve (12) consecutive months, would cause the LLC's termination under the IRC, as determined by the Manager.

7.3. <u>Substitution of Members</u>. If a voluntary transfer or assignment is made or upon any other permitted transfer or assignment of an Interest, including by operation of law, the transferee or assignee (the "assignee") may become a Substituted Member upon the consent of the other Member. Upon becoming a Substituted Member, such assignee shall have all of the rights and powers of, shall be subject to all of the restrictions applicable to, shall assume the rights and powers of, and shall attain the status of, such assignee's predecessor Member. If the other Member fails to consent to the substitution of the assignee as a substituted Member within 120 days after the effective date of the transfer or assignment, the assignee who has received an Interest but who is not admitted as a substituted Member shall have no right to participate in the management of the business and affairs of the Company and shall not be entitled to vote but shall only be entitled to receive the distributions and return of capital to which the assigning Member would be entitled with respect to the Interest transferred or assigned as if the Interest had not been transferred or assigned and the assigning Member shall cease to be a Member.

A transferee of a Membership Interest shall have the right to become a substitute Member only if (a) the requirements of the agreement relating to unanimous consent of the Member, securities and tax requirements hereof are met, (b) the Person executes an instrument satisfactory to the Manager accepting and adopting this Agreement, and (c) the Person pays any reasonable expenses in connection with admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability such Member may have to the LLC.

Until such time, if any, that a Transferee is admitted to the Company as a Substitute Member (a) such Transferee shall be a Transferee only, and shall receive, to the extent Transferred, only the distributions and allocations of income, gain, loss, deduction, credit, or similar item to which the Transferring Member, which transferred its Economic Interest, would be entitled, (b) such Transferee shall not have any right (i) to vote on any Company matter, (ii) to any information or accounting of the affairs of the Company, or (iii) to inspect the books or records of the Company, and (c) such Transferee shall not be entitled or enabled to exercise any other Membership Rights. In the event any Transferee desires to make a further Transfer of any Economic Interest, such Transferee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such a transfer.

7.4. Family and Affiliate Transfers. The Membership Interest of any Member may be transferred subject to compliance with this agreement, and with the requisite Manager's prior written consent required by this agreement, by the Member (a) by inter vivos gift or by testamentary transfer to any spouse, parent, sibling, in-law, child or grandchild of the Member, or to a trust for the benefit of the Member or such relative of the Member, or (b) to any Affiliate of the Member. In executing this Agreement, each Member has consented to such transfers.

7.5. Effective Date of Permitted Transfers. Any permitted transfer of all or part of a Membership Interest shall be effective as of the date provided in the agreement after the date on which the requirements of this Section have been met. The Manager shall provide the Members with written notice of such transfer as promptly as possible after the requirements of those Sections have been met. Any transferee of a Membership Interest shall be subject to the restrictions on transfer imposed by this Agreement.

7.6. Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, that Member's executor, administrator, guardian, conservator or other legal representative may exercise all that Member's rights for the purpose of settling the estate or administering that Member's property, including any power that Member has under the Articles or this Agreement to give an assignee the right to become a Member, or complying with that Member's obligations under the Agreement. If a Member is an entity and is dissolved or terminated, its legal representative or successor shall be likewise empowered.

7.7. No Effect to Transfers in Violation. On any transfer of a Membership Interest in violation of this the agreement, the transferee shall have no right to vote or participate in the management of the LLC's business, property and affairs or to exercise any rights of a Member. Such transferee shall only be entitled to become an owner of any interest in a Membership Interest and thereafter shall only receive the share of one or more of the LLC's Net Profits, Net Losses and distributions of the LLC's assets to which the transferor of such economic interest would otherwise be entitled. However, if in the Manager, in its sole discretion, determines that a transfer in violation of this agreement would cause the LLC's termination under the IRC, the transfer shall be null and void and the purported transferee shall not become either a Member or an owner of any interest in a Membership Interest.

7.8. Voluntary Transfer by a Member. A Member may voluntarily transfer or assign its Interest to a corporation, partnership, or limited liability company controlled by the Member and the transferee corporation, partnership, or limited liability company will become a Substituted Member. No Interest may be pledged or encumbered by the Member.

7.9. Involuntary Events and Transfer or Assignment of Interests. Upon the Bankruptcy, Change in

Control, death or Dissolution of a Member, or if an Interest is transferred, assigned, or encumbered (whether arising out of an attempted charge on that Membership Interest by judicial process, a foreclosure by a creditor of the Member or otherwise) in violation of this Operating Agreement, the Company will be dissolved, terminated and liquidated unless the Company purchases the Interest of the affected, transferring, assigning, or encumbering Member (hereinafter called the "Withdrawing Member"). Upon such election to purchase, the Company will purchase from the Withdrawing Member, and from any trustee, receiver, or other legal representative of the Withdrawing Member, the entire Interest of the Withdrawing Member. The Member irrevocably consents to the sale of the Member's Interest if the Company elects to purchase under this Section.   The purchase price for the Interest of a Withdrawing Member shall be its "Value" determined as follows. The "Value" of the Interest is equal to the balance in the Withdrawing Member's Capital Account on the last day of the month immediately preceding the event triggering the purchase of the Interest (the "Withdrawal Date") determined by the Company's accountants then servicing the Company's books.

In determining the Value of the Interest on a Withdrawal Date, the Capital Account of the Withdrawing Member will be posted as though the Company's fiscal year had ended on the Withdrawal Date. In establishing the balances in the Withdrawing Member's Capital Account, no allowance will be made for goodwill or other intangibles except as reflected on the Company's books prior to the Withdrawal Date. When the Value has been established, the Company will promptly notify the Withdrawing Member of the Value within five business days.

The transactions for purchase of the Interest of a Withdrawing Member will be closed within 90 days after the Withdrawal Date. At closing, the buyer will pay the purchase price in cash or, at the buyer's option, by executing and delivering a negotiable promissory note for the amount of the purchase price, accelerable on default, prepayable without penalty, payable in ten equal semi-annual installments and bearing interest at an annual rate equal to the Prime Rate as announced in the Wall Street Journal on the date of Closing, plus 1%. The first semi-annual installment will be due six months after the withdrawal date. The Withdrawing Member will assign to the buyer the Interest purchased. The Withdrawing Member will have a security interest in the transferred Interest to secure payment of the purchase price.

7.10. Additional Documentation. No assignment or transfer of all or any part of the Member's Interest shall be binding on the Company, however, unless the assignee agrees in writing to be a party to and bound by the terms of this Operating Agreement and until a duplicate original of such assignment or instrument of transfer, duly executed and acknowledged by the assignor or transferor, and such other documentation required by the company have been delivered to the Member and, if required by the Member, upon receipt of an opinion, satisfactory in form and substance to the Member to the effect that such transactions will not violate the Securities Act of 1933 or any other applicable securities laws.

7.11 Improper Transfers. The Company shall not recognize on its books any voluntary or involuntary Transfer in violation of this Agreement, and any such purported Transferee shall not be recognized as a Member and shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

ARTICLE VIII

TAX AND ACCOUNTING MATTERS

8.1 Capital Contributions. The Members will contribute to the capital of the Company the money and property specified in Exhibit A to this Agreement.

8.2 Additional Contributions. Except as otherwise provided in the Act, the Member is not required to contribute additional capital to the Company. But the Member may make additional capital contributions to the Company from time to time as the Member wishes.

8.3 Capital Accounts. A capital account will be maintained for Members. The Member's capital account will be credited with all capital contributions made by the Members and with all income and gain (including any income exempt from federal income tax) of the Company.

8.3.1 (a) Each Member's Capital Account shall from time to time be increased by: (i) the amount of money contributed by such Member to the Company (including the amount of any Company liabilities which the Member assumes (within the meaning of Regulations §1.7041(b)(2)(iv)(c)), but excluding liabilities assumed in connection with the distribution of Company property and excluding increases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the fair market value of property contributed by such Member to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company income and gain (or the amount of any item or items of income or gain included therein), including, without limitation, upon the revaluation of any Company property, the gain (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

8.3.1 (b) Each Member's Capital Account shall from time to time be reduced by: (i)the amount of money distributed to such Member by the Company (including the amount of such Member's individual liabilities for which the Company becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Company and excluding decreases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the Carrying Value of property distributed to such Member by the Company (net of any liabilities secured by such property that such Member is considered to assume, or take subject to, pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company loss and deduction (or items thereof), including, without limitation, upon the revaluation of any Company property, the loss (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

8.3.1 (c) The Company shall make such other adjustments to the Capital Accounts of the Members as are necessary to comply with the provisions of Regulations Section 1.7041(b)(2)(iv).

8.3.1 (d) No Member shall be obligated to the Company, to any other Member, or to any third party to restore or repay any deficit in its Capital Account.

8.3.1 (e) Upon transfer of any part of a Member's Membership Interest, the Capital Account of the transferee shall be adjusted to reflect the amount of the transferor's Capital Account (or the applicable percentage interest thereof in the case of a partial transfer) attributable to the transferred Membership Interest and the transferor's Capital Account shall be adjusted accordingly.

8.3.1 (f) If distributions under this Agreement are insufficient to return to any Member the full amount of such Member's Capital Contributions to the Company, such Member shall have no recourse against any other Member for the return of such Capital Contributions.

8.3.1 (g) Upon the liquidation of the Company (within the meaning of Regulations Section 1.7041(b)(2)(ii)(g), but not including a liquidation of the Company that is deemed to occur pursuant to Regulations Section 1.708-1(b)(1)(iv) in the event of a termination of the Company pursuant to Section 708(b)(1)(B) of the Code), or upon a contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member, or a distribution of more than a de minimis amount of money or other property to a retiring or continuing Member where such contribution or distribution alters the Membership Interest of any Member, or the issuance of a Membership Interest by the Company in exchange for services (a "Revaluation Event"), the Company may revalue all Company property (whether tangible or intangible) for book purposes to reflect the fair market value of Company property immediately prior to such event (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)). In the event that Company property is so revalued, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.7041(b)(2)(iv)(f).

8.3.1 (h) Upon the distribution of Company property to a Member under circumstances not constituting a Revaluation Event, the property to be distributed shall be revalued for book purposes to reflect the fair market value of such property immediately prior to such distribution (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)), and the Capital Accounts of all Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(e).

8.4 Profits and Losses. The entire net profit or net loss of the Company for each fiscal year will be allocated to the Members and must be reported by the Members on all federal, state, and local income and other tax returns required to be filed by the Member.

8.5 Distributions. The Manager shall be permitted to make determinations regarding the amounts and timing of distributions. Upon such determinations by the Manager, the Company shall make such distributions, to the Members pro rata in accordance with each Member's percentage interests, as set forth on the then current Member Schedule. The foregoing distributions may be made without regard to the balances in the Capital Accounts of the Members at the time of distribution.

8.6 Withholding. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members for all purposes of this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

8.7. Additional Provisions on Capital Accounts and Contributions.

8.7.1. No Member shall be paid interest on his Capital Account.

8.7.2. Except as otherwise provided in this Agreement, no Member shall have the right to demand or receive cash or other property of the Company in return of his Capital Contributions.

8.8 Schedule of Members. The names of the Members and the number and class of Units held by each are set forth on Exhibit A hereto, as such Schedule may be amended from time to time. Upon the admission of any new Member, termination of any existing Member, or any change in the number of Units held by any Member, the Manager shall make appropriate amendments to Exhibit A to reflect such addition, termination or change, and no action shall be required by any Member to effectuate such amendment to Exhibit A.

8.9 Authorization of Additional Units

8.9 (a) If the Manager determines at any time, or from time to time, that the Company requires additional operating capital to carry out its purposes, conduct its business, meet its obligations, make any expenditure authorized by this Agreement or for any other business purpose, the Company may obtain additional equity financing in such amounts and on such terms and conditions as said Manager, in its sole discretion, may deem appropriate, either from then existing Members to the extent they desire to provide such equity financing or from any other Person or Persons (whether or not affiliated with a then existing Member), and in connection therewith the Manager shall have authority to create and establish one or more new classes of Membership Interests having such rights, preferences and privileges as said Manager may determine, and may admit any Person or Persons providing such equity financing as a Member of the Company on such terms and conditions as the Manager, in their sole discretion, may deem appropriate.

8.9 (b) If the Manager determines at any time, or from time to time, that the Company should issue Membership Interests in exchange for services, the Manager, in its sole discretion, shall have authority to issue additional Units in exchange for such services and may admit any Person or Persons providing such services as a Member of the Company on such terms and conditions as the Manager, in their sole discretion, may deem appropriate, including, without limitation, the designation of any such Membership Interests as Profits Interests.

8.9 (c) Each Member hereby (i) consents to any amendment to this Agreement (including, without limitation, Exhibit A hereto) which the Manager may deem necessary or appropriate to create and establish such new class or classes of Membership Interests as may be authorized by the Manager and/or to reflect the admission of any such Person(s) as a Member of the Company and the terms and conditions of such Person(s) admission as a Member; and (ii) acknowledges that any future equity financing obtained by the Company or the issuance of any Membership Interest for services may result in the dilution or other modification of the rights, preferences and privileges of such Member hereunder.

8.10 Registration of Units. The Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Units may not be offered, sold, assigned, pledged or otherwise Transferred in the absence of an effective registration statement under the Securities Act covering such Transfer or an opinion of counsel satisfactory to the Company that registration under the Securities Act is not required.

8.11 Return of Capital and Waiver of Partition. Except as provided herein, no Member has the right to demand or receive from the Company any return of Capital Contributions made pursuant to this Agreement, except with respect to distributions during the term of this Agreement or upon dissolution of the Company. No Member has the right to demand and receive any distribution from the Company in any form other than cash.

8.12 Third Party Loans. The Company may borrow from third party lenders such amounts as the Manager determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Manager considers reasonable. The Manager may grant mortgages, security interests, or such other collateral as may be required by such third-party lenders to secure any such borrowing.

8.13 <u>Member Loans</u>. The Company may borrow from Members or their Affiliates such amounts as the Manager determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Manager considers reasonable. The Manager may grant mortgages, security interests, or such other collateral as may be required by a Member or Affiliate of a Member to secure any such borrowing. No Member shall be required to make any such loan.

ARTICLE IX

TERMINATION OR CONTINUATION

9.1. <u>Events of Dissolution</u>. Any of the following events shall cause the dissolution and winding up of the Company (each a "<u>Dissolution Event</u>"):

9.1.1. Written consent of the Manager of such dissolution in accordance with the terms of this Agreement;

9.1.2. A Liquidation Event; or

9.1.3. the entry of a decree of judicial dissolution under the Act.

9.2. <u>Winding Up Company Affairs</u>. In the event of the Company's dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company are to be applied in the manner, and in the order of priority, set forth in § 18-804 of the Act.

9.2.1. The Company shall terminate when all assets of the Company have been sold and/or distributed and all affairs of the Company have been wound up. The Manager and/or Members shall execute and file any certificate or other document which may be appropriate to indicate such termination. If the Company is "liquidated" within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), then the liquidating distributions shall be made as determined by the Manager.

ARTICLE X

AMENDMENTS

10.1. <u>Amendments</u>. Except as otherwise specifically provided by law or by any other provision of this Agreement, the provisions of this Agreement may be amended or modified only upon the approval of the Manager and the holders of majority of the Class A Units.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1. <u>Bank Accounts</u>. The funds of the Company shall be deposited in the name of the Company in such bank or savings and loan account as may be designated by the Manager, and the Manager shall arrange for the appropriate conduct of such accounts, including the signatures to be required. Unless and until changed by the Manager, the officers of the Company, shall have signatory authority on each bank or savings and loan accounts of the Company. Following the date of this Agreement, expenses of the Company shall be paid out of such accounts.

11.2 <u>Governing Law</u>. This agreement will be governed by the law of the state in which the articles of organization of the Company have been filed.

11.3 <u>Severability</u>. If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

11.4 <u>Successors</u>. This Agreement shall be binding as upon all successors in interest of the Member which includes, but is not limited to, executors, personal representatives, estates, trustees, heirs, beneficiaries, assignees, nominees, and creditors of the Member.

11.5. <u>Execution and Counterparts</u>. This Agreement and any amendments may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one agreement. In addition, this Agreement and any amendments may be executed through the use of counterpart signature pages. The signature of any Party on any counterpart agreement or counterpart signature page shall be deemed to be a signature to, and may be appended to, one document. The signature of any Party delivered by facsimile shall have the full force and effect of an original signature.

11.6 <u>Review by Legal Counsel</u>. Any new Members becoming subject to the terms of this Agreement accept, acknowledge and agree that they have had a full and fair opportunity to seek legal counsel to review this Agreement, and have either so done or otherwise waived their right to so do, being of a level of business acumen or experience they believe to be sufficient to so waive this right.

The parties hereto have executed this Operating Agreement as of the date first set forth above.

THE COMPANY:

SPRING ROCK HOLDINGS LLC



By: _____

Name: Aaron S. Lukse

Title: Chief Executive Officer

For and on behalf of Six Sigma Quantitative, LLC
Series 1 as Manager of Spring Rock Holdings, LLC

CLASS A MEMBER:

SIX SIGMA QUANTITATIVE, LLC SERIES 1



By: _____

Name: Aaron S. Lukse

Title: Member

<u>**Exhibit A**</u>

Member Schedule

Member	Address	Aggregate Capital Contributions	Number and Type of Units
Six Sigma Quantitative, LLC Series 1	201 E. 5th St. STE 1200 Sheridan, WY 82801	$ 100	3,000,000 - Class A Unit